UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 3


            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Actof 1940

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1. Name and Address of Reporting Person*

   Metropolitan Venture Partners II, L.P.
   257 Park Avenue South, 15th Floor
   New York, New York 10010

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2. Date of Event Requiring Statement (Month/Day/Year)

   October 4, 2002

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   Direct Insite Corp. (DIRI)

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5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   (X) Director (See Note 1) (X) 10% Owner ( ) Officer (give title below)
   ( ) Other (specify below)


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6. If Amendment, Date of Original (Month/Day/Year)

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7. Individual or Joint/Group Filing (Check Applicable Line)

   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

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
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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
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
                                           |                      |                |
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                                           |                      |                |                                               |
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                                           |                      |                |
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                                           |                      |                |                                               |
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


                                                                          (over)


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 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount               |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying                  |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities                     |exercise  |Form of      |                           |
                        |  Date(Month/      |---------------------------------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        |  Date   | Expira- |                       |or       |vative    |Security:    |                           |
                        |  Exer-  | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        |  cisable| Date    |                       |Shares   |          |Indirect(I)  |                           |
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
Series A Convertible    |         |         |                       |         |          |             |                           |
Preferred Stock, par    |         |         |                       |         |          |             |                           |
value $0.0001 per share | 10/4/02 | 9/25/05 |    Common Stock       | 934,580 | $2.14(2) |  D,I(3)     |  See Note 3.              |
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                        |         |         |                       |         |          |             |                           |
                        |         |         |                       |         |          |             |                           |
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                        |         |         |                       |         |          |             |                           |
                        |         |         |                       |         |          |             |                           |
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

Reminder:  Report on a separate line for each class of  securities  beneficially owned directly or indirectly.

Explanation of Responses:

1. Metropolitan Venture Partners II, L.P. ("MetVP") may be deemed to be a director for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by reason of its right to nominate one person to serve on the Board of Directors of Direct Insite Corp. (the "Company") in accordance with the terms and conditions of a Stock Purchase and Registration Rights Agreement dated as of September 25, 2002 by and between MetVP and the Company.

2. The reported number of shares of Common Stock underlying the Series A Convertible Preferred Stock reflects the initial conversion rate of 1-for-10 (the ratio of the current liquidation value of the Series A Convertible Preferred Stock of $21.40, to the current conversion price of $2.14) pursuant to the terms of the Series A Preferred Stock.

3. Metropolitan Venture Partners (Advisors), L.P. ("MetVP Advisors") is the general partner of MetVP. Metropolitan Venture Partners Corp. ("MetVP Corp") is the general partner of MetVP Advisors. MetVP Advisors and MetVP Corp. may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to beneficially own all of the securities disclosed on this Form 3. Pursuant to Rule 16a-1(a)(4) under the Exchange Act, this filing shall not be deemed an admission that MetVP Advisors or MetVP Corp, for purposes of Section 16 of the Exchange Act or otherwise, are the beneficial owners of the securities beneficially owned by MetVP in excess of the amount of their respective pecuniary interests in such securities, and MetVP Advisors and MetVP Corp disclaim beneficial ownership of such shares.

                                 METROPOLITAN VENTURE PARTNERS II, L.P.

                                 By: METROPOLITAN VENTURE PARTNERS (Advisors),
                                     L.P., as general partner
                                 By: METROPOLITAN VENTURE PARTNERS CORP.,
                                     as general partner


                                               /s/ Michael Levin
                                               -------------------------------
                                               Name:  Michael Levin
                                               Title: Vice President of Finance

                                               October 9, 2002
                                               -----------------
                                               Date


* If from is filed by more than one reporting person, see Instruction 5(b)(v). ** Intentional misstatements or omissions of facts constitute Federal Criminal
    Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                             Joint Filer Information


Name:                Metropolitan Venture Partners (Advisors), L.P.

Address:             257 Park Avenue South, 15th Floor
                     New York, New York 10010

Designated Filer:    Metropolitan Venture Partners II, L.P.

Date of Event
Requiring Statement: October 4, 2002

Signature:           Metropolitan Venture Partners (Advisors), L.P.

                     By: Metropolitan Venture Partners Corp., its General
                         Partner


                     By: /s/ Michael Levin
                        ----------------------------
                        Name: Michael Levin
                        Title: Vice President of Finance

                             Joint Filer Information


Name:                 Metropolitan Venture Partners Corp.

Address:              257 Park Avenue South, 15th Floor
                      New York, New York 10010

Designated Filer:     Metropolitan Venture Partners II, L.P.

Date of Event
Requiring Statement:  October 4, 2002

Signature:            Metropolitan Venture Partners Corp.


                      By: /s/ Michael Levin
                         ----------------------------
                         Name: Michael Levin
                         Title: Vice President of Finance